

Mail Stop 3561

May 12, 2009

Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
2140 Shattuck Ave., Ste 210-2270
Berkeley, CA 94704

> **Re:** **Lux Digital Pictures, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed May 7, 2009**
> **File No. 333-153502**

Dear Mr. Jucht:

     We have reviewed your response to our comments issued on April 21, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Summary Financial Data, page 8

1. Please include the weighted average number of common shares and net income per share data for the column labeled "For the Quarter ending February 28, 2009." Alternatively, you may delete this three-month quarterly column from pages 8 and F-13, as only the six-months ended February 28, 2009 unaudited interim financial statement data is required.

Plan of Distribution, page 15

2. Please revise the last sentence of this section to reflect that the expenses of the registration of the shares are now estimated to be approximately $22,510 based on the revisions made to Item. 25. Other Expenses of Issuance and Distribution on page 31.

Audited Financial Statements
Statement of Stockholders' Equity, page F-4

3. Please revise this statement to correct the columnar alignment and presentation of the financial amounts.

Interim Financial Statements (Six Months Ended February 28, 2009)
Note 1: Nature of Business and Significant Accounting Policies
Basis of Presentation, page F-16

4. Please revise the next to the last sentence to indicate "In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included." Refer to prior comment 12 of our letter dated April 2, 2009, and to Instruction 2 to Rule 8-03 of Regulation S-X.

Age of Financial Statements

5. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operation
General, page 27

6. Please revise the third paragraph of this section to correctly reflect the gross revenues for the first six months of operation for fiscal year 2009 as $114,644 instead of $114,844.

Item 27. Exhibits Index, page 34

7. Please revise the exhibit index to reflect the fact that Exhibit 10.4 has already been filed.

Signatures, page 36

8. We note that you have deleted the reference to your principal executive officer, principal financial officer and controller or principal accounting officer on the bottom of your signature page. Please revise the signatures at the bottom of the page with your next amendment. Refer to Instructions for Signatures of Form S-1.

Exhibit 10.1

9. We note that you have filed exhibit 10.1 to include the two production services agreements per our prior comment. We note that Schedule A and Schedule B for the Maddrey Production Services Agreement appear to be identical. Furthermore, Sections (1) and (4) of the Maddrey agreement suggest that Schedule A would include a list of names. Please refile Exhibit 10.1 to include the correct Schedule A to the Maddrey Production Services Agreement.

Ingo Jucht
Lux Digital Pictures, Inc.
May 12, 2009
Page 3

Accountants' Consent

10. Please ensure that the auditors' consent refers to the appropriate Form S-1 Registration Statement Amendment number. In this regard, the language included in the consent filed with Amendment No. 8 was inadvertently referenced as Amendment No. 7. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Jillian Sidoti, Esq.
        Fax: (951) 602-6049